

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2025

Ryan Schadel
Chief Executive Officer
Metavesco, Inc.
410 Peachtree Pkwy, Suite 4245
Cumming, GA 30041

> **Re: Metavesco, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 30, 2025**
> **File No. 024-12608**

Dear Ryan Schadel:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

General

1. Regulation A is not available for the conversion of the Subject Convertible Notes into "Offered Shares." Please revise throughout the offering statement to clarify that the Subject Convertible Notes will convert into common stock and that you are qualifying the Selling Shareholders reselling shares of common stock; alternatively, explain why no revision is necessary.

2. Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A (but note that the midpoint is used in Part I, Item 4 of Form 1-A). Please revise throughout your offering statement to ensure that you are consistent with your disclosure of the maximum offering amount.

3. Please revise throughout the offering statement, including the cover page, to fix the volume of securities pursuant to Rule 253(b)(4). If more than one subparagraph of Rule 251(d)(3)(i) is being used to qualify securities, please revise your cover page to clearly identify each subparagraph and the amounts being qualified pursuant to such

subparagraph. Please also remove the statement on page 20 that "To the extent the Subject Convertible Notes are not converted into Conversion Shares, all unissued Conversion Shares would be available for sale by us hereunder."

4. We note that you may be qualifying the principal amount of Subject Convertible Notes convertible into common stock for resale, but have not sought to qualify the interest on the Subject Convertible Notes convertible into common stock for resale. Please revise or explain why no revision is necessary. Refer to Note to Rule 251(a) and Rule 253(b)(4) of Regulation A.

5. Assuming you are qualifying the shares for resale, please provide your analysis regarding whether the offering should be characterized as an indirect primary offering by or on behalf of the issuer with the Selling Shareholders identified as underwriters. In addition, clarify whether and how the Company and Ryan Schadel will determine, and investors will know, if shares are being acquired from the Company or the Selling Shareholders, and provide your analysis as to why this transaction is not an indirect primary offering. If the Selling Shareholders are engaged in an indirect primary offering, then they would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the offering statement as an underwriter. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

6. We note the minimum purchase requirement solely applies to the Company Offered Shares. Please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

7. In Item 5 of Part I, you disclose that you are offering the securities in 50 states as well as the District of Columbia and Puerto Rico. On page 21 of Part II, you disclose that you plan to sell the Offered Shares in Colorado, Connecticut, Delaware, Georgia, and New York. Please revise to correct the discrepancy.

8. The Company appears to have issued or sold unregistered securities within the past year, including the Subject Convertible Notes, the sale of common stock to Meliori Incorporated, Ryan Schadel, and others, and a Rule 506(b) offering as disclosed on a Form D filed on September 12, 2024. Please revise Item 6 of Part I to disclose the foregoing.

Cover page

9. We note your cover page disclosure that "We estimate that this offering will commence within two days of the SEC's qualification of the Offering Statement…" Your disclosure appears inconsistent with the requirement of Rule 251(d)(3)(i)(F) that a continuous offering be commenced within two calendar days after the qualification date. Please revise or explain why no revision is necessary.

Use of Proceeds, page 19

10. You disclose on page 20 that the convertible note issued to NLF Support Services, LLC is convertible at the holder's election. This appears to contradict Section 2(a)(i) of the Convertible Promissory Note dated March 18, 2025, which provides for

automatic conversion fifteen business days after qualification of a Regulation A offering of common stock. Please correct the discrepancy.

Plan of Distribution
Procedures for Subscribing, page 21

11.   We note your disclosure here that the Company has not set a maximum period of time to decide whether to accept or reject a subscription or when closings will occur. We also note that the Company reserves the right to terminate the offering at any time and may reject subscriptions "in whole or in part, for any reason or no reason." Please revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will that settlement occur. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have closings, and may terminate the offering at any time, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Advertising, Sales and Other Promotional Materials, page 22

12.   We note that you intend to use additional advertising, sales and other promotional materials in connection with this offering and that such materials "are not to be considered part of this Offering Circular." Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the Offering Circular pursuant to Part III, Item 17(13), or explain why no revision is necessary.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lulu Cheng at 202-551-3811 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Eric Newlan